Beth B. Neuhaus, Esq. Partner 345 Park Avenue New York, NY 10154-1895	Main 212.407.4000 Fax 212.407.4990 bneuhaus@loeb.com

June 13, 2006
John Reynolds, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Energy Infrastructure Acquisition Corp.
Form S-1 Registration Statement
File No. 333-131648

Dear Mr. Reynolds:

On behalf of our client, Energy Infrastructure Acquisition Corp., a Delaware corporation (the “Company”), we hereby file for your review three (3) copies of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). Amendment No. 3 responds to the comments set forth in the Staff’s letter to the Company, dated May 30, 2006 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 3, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 3.

Comment Number	Response

General Comments

1.
We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ... are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution.” Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution.

John Reynolds, Assistant Director June 13, 2006 Page 2

Assuming there has been no approved business combination within the specified time periods described in the Company’s Certificate of Incorporation and the trust agreement and the Company is dissolved, the Board of Directors will determine whether the Company’s affairs should be wound up and the Company liquidated in accordance with the default procedures in Section 281(b) of the Delaware General Corporation Law (“DGCL”) or the more complex and time consuming procedures in Section 280 of the DGCL. In making that determination, the Board of Directors intends to consult with qualified Delaware counsel experienced with the winding up procedures under Sections 280 and 281 of the DGCL and to review the facts and circumstances of the Company at such time, including what (if any) liabilities and/or claims against the Company may exist and the most appropriate means of providing for payment of such liabilities or claims.

It is currently expected that the Board will conclude that winding up and liquidating pursuant to Section 281(b) of the DGCL will be the more appropriate procedure to follow if the Company is dissolved by reason of there being no approved business combination within the specified time periods described in the Company’s charter. A board determination to wind up in accordance with Section 281(b) is likely because (i) most, if not all, significant creditors of the Company will have agreed to waive any claims they may have against the funds held in trust, and (ii) the Company’s officers have agreed to indemnify the Company against such third party claims.

If, as is anticipated, the Board determines that the Company’s affairs should be wound up pursuant to Section 281(b), then the Board, after consultation with qualified Delaware counsel and review of the Company’s assets and liabilities and any potential claims, would adopt a plan of distribution as required by Section 281(b), which plan would provide for the payment, based on facts known to the Company at the time, of (i) all existing claims, (ii) all pending claims, and (iii) all

John Reynolds, Assistant Director June 13, 2006 Page 3

claims that may potentially be brought against the Company within ten years after the effectiveness of the Company’s dissolution.

In the event that the Board determines to wind up the Company’s affairs pursuant to Section 281(b), to the extent an insufficient amount of funds were to be retained and reserved for creditors who ultimately were to prevail on the merits of such claims, stockholders, under certain limited circumstances, could be required to return up to all of the amounts they received as liquidating distributions from the Company.

The statutory requirements and Board actions discussed above, and the resulting consequences to the stockholders, have been disclosed in Amendment No. 3 to the Registration Statement and throughout the prospectus where appropriate, including in the section entitled “Proposed Business - Effecting a Business Combination - Dissolution and liquidation if no business combination” beginning on page 52. Additionally, with respect to the risks associated with the Company’s proposed course of action, the Company has included in certain risk factors that stockholders may be liable to creditors up to the amount of any distribution made to stockholders in connection with the winding up and liquidation of the Company in the event the Company is required to dissolve.

In order to address the Staff’s concerns about bankruptcy, we have clarified the disclosure in the risk factors and elsewhere.

Given the additional disclosure responding to the procedural aspects of Delaware law and the creditor-related issues that have surfaced with respect to risks associated with bankruptcy, the Company has included a new risk factor about the potential for stockholder liability for claims against the Company. See page 14, “Risk Factors - Risks associated with our business - Our stockholders may be held liable for claims by third parties against us to the extent of liquidating distributions received by them.”

Additionally, the Company has added new language regarding bankruptcy risk to the risk factor entitled “Risk Factors - Risks associated with our business - If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by the stockholders from the trust account as part of our plan of dissolution and distribution will be less than $10.00 per share” on page 15.

2.
We note the disclosure throughout your registration statement that the initial liquidation price for shareholders will be $10.00 per share of common stock, or 100% of the IPO price. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that officers will be able to satisfy their indemnification obligations, as is also disclosed.

John Reynolds, Assistant Director June 13, 2006 Page 4

The Company has revised the disclosure throughout the Registration Statement to reflect the possibility that investors may not receive $10.00 per share upon liquidation. See, e.g., the prospectus cover page, the prospectus summary and the section entitled “Proposed Business - Effecting a Business Combination - Dissolution and liquidation if no business combination” beginning on page 52.

3.	Please disclose all steps the company has taken to confirm that officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

The Company has revised the Registration Statement to disclose that based on information the Company has received from each of its officer and directors, the Company believes that each such individual has funds sufficient to satisfy his obligations with respect to ensuring the trust account is not depleted. See “Proposed Business - Effecting a Business Combination - Dissolution and Liquidation If No Business Combination” on page 52 of the prospectus.

4.
We partially reissue our prior comment 7 from our letter dated April 17, 2006. Please clarify whether the company is obligated to pay the private placement fees and loan interest both of which appear payable using the trust interest prior to using the trust interest to pay acquisition and non-acquisition expenses. If so, please discuss the impact that this may have on your business.

The Company is not obligated to pay any private placement fees or loan interest until the expiration of the first full quarter after the date that it has drawn down at least $1,000,000 from accrued interest from the trust account to fund its working capital requirements. The disclosure throughout the Registration Statement has been revised to indicate this fact. See the Summary section entitled “Private Placement” on page 2 of the prospectus, Notes 2, 11 and 12 to the Use of Proceeds Table on page 32, and Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 40.

Registration Statement

5.	Please revise to clarify how you arrived at the total proposed maximum aggregate offering price of $232,875,000 at the bottom of the chart.

The maximum aggregate offering price has been re-calculated and the chart has been revised accordingly.

Cover Page of Prospectus

6.	In light of your subsequent risk factor disclosure, please modify the statement that “[y]our public stockholders will receive the full purchase price of $10.00 per unit…”

The Company has modified this statement as requested.

John Reynolds, Assistant Director June 13, 2006 Page 5

Private Placement, page 2

7.	Please describe the securities that make up the units, including the exercise price of any warrants.

The Company has added a description of the shares of stock and warrants that make up the units as requested.

Additional Shares Issuable, page 2

8.	We note your response to our prior comment 4 regarding Mr. Sagredos’ options. Please incorporate the text of your response into your disclosure on page 2 and elsewhere, as appropriate.

The text of our response to prior comment 4 has been included on pages 3 and 76.

9.
Please disclose, here and elsewhere as appropriate, the number of units, including the number of shares and warrants, that Mr. Sagredos will obtain if he were to elect to convert his loan. In addition, please clarify whether Mr. Sagredos will be able to vote his converted shares in connection with the business combination.

The transaction has been revised such that the convertible note will be issued to an off-shore entity controlled by Mr. Sagredos. That entity will obtain 367,500 units, consisting of 367,500 shares of common stock and 367,500 warrants, if it elects to convert its loan. The off-shore entity will not receive additional options to purchase shares of common stock upon conversion of the loan. The Company’s disclosure has been modified to clarify that this entity will be able to vote its converted shares in connection with a proposed business combination and that it will be obligated to vote those shares in favor of any business combination recommended by the Board of Directors. See the summary language on page 7 of the prospectus under the heading “Stockholders must approve business combination,” the risk factor on page 19 entitled “Risks associated with our business - Our existing stockholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring stockholder vote,” the language on page 51 in the section entitled “Proposed Business - Effecting a Business Combination -- Opportunity for stockholder approval of business combination,” the section entitled “Management - Conflicts of interest,” on page 65 and the language on page 72 in the section entitled “Description of Securities - Common stock.”

John Reynolds, Assistant Director June 13, 2006 Page 6

10.
Please reconcile your disclosure on page 2 regarding Mr. Sagredos’ ability to convert his note into units with your page 5 disclosures. May Mr. Sagredos convert his note prior to the consummation of an offering? If so, will he have a claim against the trust account similar to other shareholders in this offering? In addition, we note disclosure in your document indicating that Mr. Sagredos will receive an additional 1,500,000 options to purchase your stock in the event that he converts his note. Please clarify your treatment of these options — are they a cost of the loan, equity, etc.

As discussed above, the transaction has been revised such that the convertible note will be issued to an off-shore entity controlled by Mr. Sagredos. This entity may not convert its note until two days after the Company files a preliminary proxy statement with respect to a proposed business combination. If the entity does elect to convert its note, it will waive any claim it has against the trust account with respect to liquidation rights. Article Sixth, Section D of the Company’s Amended and Restated Certificate of Incorporation grants liquidation rights only to the Company’s public investors. Further, in section __ of the form of convertible promissory note to be issued to the off-shore entity, filed herewith, the off-shore entity specifically waives its right to payment in the event of liquidation.

The Company will be issuing options to purchase 1,000,00 shares of the Company’s common stock to Mr. Andreas Theotokis, the Chairman of the Company’s board of directors upon the closing of the offering. The Company has added disclosure in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as to Note 7 of the Notes to Financial Statements with respect to the treatment of the options. No options will be issuable upon the conversion of the note.

Summary, page 4

11.
In reviewing your summary section it appears that the company has eliminated substantial portions of its discussion concerning the “threshold amounts” to be reached prior to the release of interest income from the trust account. Please advise us why this information has been removed. If this is no longer a requirement of the trust or underwriting agreement, please file amended agreements.

The Company believes that as a result of the increased offering size and the addition of the convertible loan by the off-shore entity, it will have sufficient funds available to it to cover the costs of the financing, including with respect to the over-allotment option, in which instance the specified threshold was necessary. The Company will file amended trust and underwriting agreements reflecting the foregoing.

12.
Please clarify your statement on page 6 concerning the payments to be received in the event of a liquidation or redemption to indicate whether the $10.00 is net of the items identified or merely the incremental interest is net of these listed items.

In the event of a liquidation shareholders will receive $10.00 per share plus incremental interest. It is the interest that is net of the items identified. The Company has revised its disclosure to clarify this point.

John Reynolds, Assistant Director June 13, 2006 Page 7

13.	Risk Factors, page 10

We note your disclosure on page 22 regarding the expenses associated with Mr. Sagredos’ options. As an initial matter, please confirm whether the $29,000,000 option expense reflects the issuance of the 1,500,000 additional options issuable pursuant to the conversion of Mr. Sagredos’ note. If not, please reference the disclosure describing the impact of the conversion, and the issuance of additional options. With respect to the 1,500,000 please justify your not treating this as a currently realizable expense. In addition, please advise us, what if any, adjustments have been made to your pro-forma presentations to account for this expense.

As noted above, pursuant to the revised terms of the transaction, there will be no options issuable upon conversion of the note. However, the Company has agreed to issue options to purchase 1,000,000 shares of its common stock to Mr. Andreas Theotokis, the Chairman of the Company’s board of directors. The Company has added disclosure in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as to Note 7 of the Notes to Financial Statements to reflect the issuance of the options to Mr. Sagredos and Mr. Theotokis. The option expense for the 3,000,000 options issued to Mr. Sagredos and the 1,000,000 options issued to Mr. Theotokis is approximately $39,000,000 in the aggregate. In both instances, consistent with the implementation guidelines in SFAS 123R, the Company will record a charge to earnings commencing on the closing date of this offering.

Use of Proceeds, page 26

14.
We note your response to our prior 6 and we reissue the comment. Please substantially revise the use of proceeds table to include a section that details all of the acquisition expenses and non-acquisition expenses and the amounts of each expense, such as legal and accounting, payment for office space and administrative and support services, due diligence and working capital. The company may want to combine the “Use of proceeds not held in trust” with the expenses associated with the interest earned on the trust. Also include a line item that discloses the total amount of these expenses. For example, in the table, please discuss the expenses that are associated with the $3,363,000 of interest income. Disclosure that details how these expenses will be funded could be included in the heading, footnotes and/or subsequent disclosure to the table.

John Reynolds, Assistant Director June 13, 2006 Page 8

The Staff’s comment is duly noted and the use of proceeds table has been revised accordingly. The Company has added disclosure detailing how the $3,363,000 of interest income will be used, including a breakdown of acquisition expenses and non-acquisition expenses.

15.
In reviewing your tabular presentation we note that the line item “Payment for office space and administrative and support services” appears to include only one month’s expense. Similarly structured offerings typically assume that such payments will be made over the maximum contractual period. Please explain why your presentation only includes one month’s worth of expenses. The staff notes that later in your discussion you address your projected expenses, the majority of which will be financed by the interest from the trust account. The staff is of the view that the clarity of your presentation would be improved by a separate tabular presentation addressing your projected costs which you disclose on page 27. Please advise or revise.

The Company has revised the Use of Proceeds table to include a tabular presentation addressing its projected costs. Included in such expanded presentation is the inclusion of two years of expenses under the line item “Payment for office space and administrative and support services.”

16.	Please include a separate line item under your “Use of net proceeds not held in trust” for the interest payments to be paid to Mr. Sagredos as a result of his loan to the company.

The requested revision has been made.

17.
We note that most of the expenses are to be paid from interest earned on the trust. Please disclose how such expenses will be paid if the company finds a target prior to the interest being earned on the trust to pay such expenses. Will the company pay the expenses from the funds held in trust upon the consummation of a business combination? Please explain.

As disclosed in the Registration Statement, the Company has conducted no discussions and has no plans, arrangements or understandings with any prospective acquisition candidates. Although it is unable to estimate an exact amount of time, the Company believes that following the completion of the offering it will take a significant amount of time to find a prospective acquisition and take all of the steps necessary to complete a business combination. The Company anticipates that interest income that will be generated on the trust account during the time it will take to identify and complete an acquisition will be sufficient to pay its expenses.

18.
We note your statement on page 28 that you are obligated to pay quarterly interest payments and a placement fee from Maxim Group. Please clarify if these payments will be made only from the interest on the trust account as opposed to the trust account principle. In addition, please clarify whether the interest rate to be earned on the trust account will be less than the interest expense paid on Mr. Sagredos’ loan. If the interest Mr. Sagredos is to receive is greater than the interest earned on the trust account, or if his principal is otherwise not subject to the same risks as trust participants, please discuss the relevant differences, including any differences which might affect the relative valuations of the two investments.

John Reynolds, Assistant Director June 13, 2006 Page 9

The quarterly interest payments on the loan made by the off-shore entity controlled by Mr. Sagredos, as well as the placement fee payable to Maxim Group will be made only from interest on the trust and not from the trust account principal. Additionally, such payments will not be made until the first full quarter after the date that the Company has drawn down at least $1,000,000 from accrued interest from the trust account to fund its working capital requirements. Please see the Prospectus Summary, pages 3 and 6 and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” pages 39-41. With respect to the interest rate to be earned on the trust account and the interest rate to be paid on Mr. Sagredos’ loan, such interest rates will be identical. The registration statement has been revised accordingly. Further, the form of convertible promissory note to be issued to the off-shore entity, a copy of which is filed herewith, reflects the foregoing.

19.
On page 28 you disclose that Mr. Sagredos’ $300,000 advance “will be repaid out of the proceeds of this offering not being placed in trust.” However, a review of your tabular presentation indicates that you will have only $50,000 in proceeds not held in trust following the offering and you do not appear to have allocated any funds for this repayment. Please clarify how the company intends to repay this amount.

The $300,000 advanced to the Company by Mr. Sagredos in the form of a loan to be repaid upon the closing of the offering has been allocated to pay for a portion of the costs of the offering. Accordingly, much of such costs are already included in the appropriate line items in the Use of Proceeds table (e.g. Legal fees and expenses, SEC registration fee, NASD registration fee).

20.
Please explain how the company will repay the loan of $3,650,000 to Mr. Sagredos in the case of liquidation if there are insufficient funds to pay the loan from the net proceeds allocated to working capital and the interest earned on the trust account. It may be helpful to include this amount in the use of proceeds table.

Mr. Sagredos has agreed to subordinate repayment of his note to the shareholders. Therefore, in the case of liquidation, his note will not be repaid until the shareholders have been repaid their $10.00 per share.

Dilution, page 30

21.	Please add footnote disclosure indicating that your dilution calculation does not reflect any dilution that may result from the exercise of any of Mr. Sagredos’ options.

The requested revision has been made. Please see footnote 2, page 38.

John Reynolds, Assistant Director June 13, 2006 Page 10

22.
We note your response to our prior comment 10 and reissue that comment. Please tell us why the numerator in the calculation of pro forma net tangible book value after the offering does not include the deduction of $2,332,540 in deferred contingent underwriting compensation and placement fees.

The Company has revised its calculation of pro forma net tangible book value to include the deduction of $2,332,540 in deferred contingent underwriting compensation and placement fees.

Capitalization, page 31

23.
The staff recognizes your treatment of Mr. Sagredos’ note as a liability on the balance sheet. As a general matter, a creditor would appear to have a superior claim to the proceeds of the trust account in comparison to a shareholder. Please clarify whether the note agreement includes any provisions waiving any right in the trust principal to the extent that public shareholders do not receive a minimum of $10.00 per share. Also, please file a copy of the executed agreement. In addition, we note that the cover page disclosure appears to include this loan as an amount being placed in trust. Please clarify your disclosure to indicate whether this loan will be placed in trust as well as its benefit to shareholders.

As discussed above, the transaction has been revised such that the convertible note will be issued to an off-shore entity controlled by Mr. Sagredos. This entity has agreed to waive any rights it may have in the trust principal to the extent that public shareholders do not receive a minimum of $10.00 per share. A form of the note agreement, which will be signed upon the occurrence of the loan, is filed as exhibit 10.18 to the Registration Statement. The proceeds of both the loan will be placed in the trust account. This loan will increase the principal in the trust account, thereby generating increased interest with which the Company will be able to fund its working capital requirements.

24.	Please disclose, in footnote 3 on page 31, the amount of interest that has accrued on Mr. Sagredos’ $300,000 loan.

The footnote has been revised to disclose that $5,709 in interest has accrued on Mr. Sagredos’ loan.

Proposed Business, page 34

25.
We reissue our prior comment 12 from our letter dated April 17, 2006. Please provide a more detailed response to this question with a particular focus on the value that management brings to the offering and any operations after the offering.

John Reynolds, Assistant Director June 13, 2006 Page 11

The Company has revised its discussion of management and board expertise to more fully explain the value that management brings to the offering and to operations after the offering. Please see the section entitled “Proposed Business - Management and Board Expertise,” on page 44.

Comparison to Offering of Blank Check Companies, page 47

26.
We note your response to our prior comment 15 and we reissue our prior comment in part. In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders’ right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, “Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities.” It appears that the shareholders’ right to the interest income from the trust is a separate issue from “Release of funds.” Please revise accordingly. In addition, the company may want to consider adding a risk factor regarding the stockholders’ limited right to receive interest earned from the funds held in trust in comparison to the requirements under Rule 419.

The Company has revised the disclosure in the table under the heading “Release of Funds,” on page 60 in accordance with the Staff’s comments.

Management, page 50

27.	We reissue our prior comment 16. Please specifically identify where and how the company has responded to this comment as the staff was unable to locate changes responsive to the comment.

In Amendment’s No. 1 and No. 2 (in response to prior comment 48 to the Staff’s March 9, 2006 letter and prior comment 16 to the Staff’s April 17, 2006 letter), the Company revised management’s biographical histories to eliminate certain financial information contained in the biographies that may have been unclear or misleading. The Company does not believe any further revisions to the biographical summaries are required in response to the comment.

Principal Stockholders, page 55

28.
We note that Mr. Kremos and Mr. Blumen currently do not own shares of your company but are acting as directors of your company. In several locations, for example clause 3.7.1 of your Underwriting Agreement, you use the term “initial stockholder” restrictively. Please clarify throughout your document whether these restrictions will also apply to Mr. Kremos and Mr. Blumen despite the fact that they are not stockholders.

John Reynolds, Assistant Director June 13, 2006 Page 12

The restrictions that apply to “initial stockholders” will also apply to Mr. Kremos and Mr. Blumen as directors of the Company, even though they do not currently own any shares of the Company. The Registration Statement has been revised accordingly.

Underwriting, page 64

29.
Please disclose whether the 225,000 shares of common stock issued to Maxim Group LLC are entitled to vote on the business combination. If so, please disclose whether any arrangement currently exists that would require the shares to be voted in favor of a business combination.

The 225,000 shares of common stock will be issued to Maxim Group LLC, but held in escrow until the consummation of a business combination. Maxim Group LLC will be required to vote these shares with respect to a business combination in the same manner as the majority of the Company’s other stockholders vote on a business combination.

Financial Statements, page F-1

30.
Please provide a currently dated consent of the independent accountant in any amendment and ensure the financial statements are updated for the interim period ended March 31, 2006, as required by Article 3 of Regulation S-X.

A currently dated consent of the Company’s independent accountant has been filed with this amendment and the financial statements have been updated for the interim period ended March 31, 2006.

Note 7 — Subsequent Events, page F-10

31.
We note your response to our prior comment 21. Please disclose the assumptions you used in developing your estimate for the fair value of $29,000,000 for the options to purchase 3,000,000 shares, and the fair value of $14,500,000 for the additional 1,500,000 options to be granted to Mr. Sagredos.

The Company has revised footnote 7 - Commitments and Contingencies, to disclose the assumptions used in developing the fair value of the options. Please note that the terms of the transaction have been revised such that Mr. Sagredos will be issued options to purchase 3,000,000 shares and Mr. Theotokis will be issued options to purchase 1,000,000 shares. The assumptions used are the variables contained in the Black-Scholes analysis, which are (i) volatility, (ii) the risk-free interest rate, (iii) the length of time that the options are outstanding and (iv) the vesting period.

32.
Please disclose all the material terms and conditions of the 1,500,000 options in connection with the Convertible Promissory Note to be issued to Mr. Sagredos prior to the closing of this offering, including the convertible features and principal amount of the convertible loan.

John Reynolds, Assistant Director June 13, 2006 Page 12

As discussed in response to question 31 above, the terms of the transaction have been revised such that the 1,000,000 options will be issued to Mr. Theotokis. No options will be issuable upon conversion of the convertible note, which will be issued to an off-shore entity controlled by Mr. Sagredos. The Registration Statement has been revised to reflect these modified terms.

33.
Please explain to us the basis for your accounting policies related to the 3,000,000 and 1,500,000 options to be granted to Mr. Sagredos, including the basis for your amortization over a period of 36 months, as well as the acceleration of amortization in the event of earlier consummation of a business combination. Refer to the specific guidance in SFAS 123R that supports your accounting treatment.

The accounting policies are based on paragraphs 40, 44 and 46 of SFAS 123R, which provide guidance on performance awards with an implicit service period.

Item 15. Recent Sales of Unregistered Securities

34.
Please update your discussion to address the issuance of the convertible note to Mr. Sagredos. In this regard, we note that your discussion of the options issuable to Mr. Sagredos appear to have been combined. Please analyze each transaction separately stating the exemption relied upon and the facts supporting your conclusion. In this regard, the staff is particularly concerned with whether the staff’s equity line position, while not directly applicable, would impact a conclusion that the private placement was completed. In this regard, your attention is directed to section VIII. Current Disclosure, Legal and Processing Issues of the Current Issues and Rulemaking Projects Quarterly Update, dated March 31, 2001, and available at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. If the company concludes that the private placement has been completed, please update this section to discuss. Alternatively, if the company determines that the private placement is incomplete, please revise your disclosures to clarify.

As noted in response to question 9 above, the structure of the transaction has been modified such that concurrent with the closing of the offering Mr. Sagredos will be issued options to purchase 3,000,000 shares of the Company’s common stock and Mr. Theotokis will be issued options to purchase 1,000,000 shares of the Company’s common stock. The conversion of the convertible note that will be issued to the off-shore entity will not result in any additional options being issued by the Company. Finally, based on the revised terms of the transaction, the Company believes the private placement will be completed and the Staff’s equity line position would have no impact.

John Reynolds, Assistant Director June 13, 2006 Page 14

Exhibit 1.1

35.
Clause 1.6 of your Underwriting Agreement state that, “the Loan and any accrued but unpaid interest thereon shall be used to satisfy the claims of the holders of shares” in the event that the company is liquidated. Please ensure that your disclosure is consistent with this provision.

The Staff’s comment is noted. The Company believes its disclosure is consistent with Section 1.6 of the Underwriting Agreement, as the convertible loan proceeds will be placed in the trust account and used to satisfy the claims of shareholders.

Exhibit 10.16

36.
The stock option agreement filed as Exhibit 10.16 appears designed to compensate Mr. Sagredos for his services to the company. However, the disclosure throughout your document does not appear consistent. For example on page 29 you disclose that “[n]o compensation of any kind... will be paid to any of our existing stockholders ... for any services rendered to us prior to or in connection with the consummation of the business combination.” Please revise your document to more clearly reflect this compensation. In addition, please advise us why Item 402 of Regulation S-K would not require disclosure of these option grants. In this respect we note that your agreement with Mr. Sagredos is dated March 21, 2006.

The Registration Statement has been revised, consistent with Rule 402, to reflect the fact that the options issued to Mr. Sagredos and Mr. Thoetokis are designed to compensate them for their service to the Company. Please see page 36.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4902, or my colleague, Michael J. Kistler, Esq., at (212) 407-4826.

Sincerely,

/s/ Beth B. Neuhaus, Esq.

Beth B, Neuhaus, Esq.
Partner

cc (w/o enclosures):
Marios Pantazopoulos
Energy Infrastructure Acquisition Corp.
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP